Bright Grey Renews Sapiens ALIS Contract for 5 Years –

Valued Up To $3.3 Million

Uxbridge, UK – March 18, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, announced today that Bright Grey, a member of The Royal London Insurance Group, has renewed its Sapiens ALIS maintenance and services contract for five years, with a contract valued at up to $3.3 million.

A Sapiens ALIS client since 2003, Bright Grey provides protection insurance to both intermediary and consumer markets. By leveraging the Sapiens ALIS policy administration system, the Bright Grey team has been able to rapidly launch new products into the IFA community to meet the continuous demands for new product offerings and product features.

Rosslyn Barr, Head of Project Delivery with Bright Grey, commented, “We are delighted to confirm this contract and, in turn, our longer term strategic use of Sapiens ALIS, which is a key platform within the Royal London Group. The ability to implement product innovations and rapid product launches in a self-sufficient way, coupled with the rich policy servicing function, Sapiens ALIS gives us the capability to stay ahead of our competition.”

Raj Ghuman, Vice President of Sales and Operations Sapiens Europe, added, “Bright Grey’s continued commitment to our Sapiens ALIS solution is a testimony to the quality and value of our relationship with Bright Grey, as well as a strong vote of confidence in both our product and our team.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 E-mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 E-mail: moshe.shamir@sapiens.com